                                                  S&C Draft of December 18, 2001




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest,
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    74158J103
                                    ---------
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust

                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                                 Alan Sinsheimer
                               Sullivan & Cromwell

                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                December 18, 2001
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

-------------------                                           ------------------
CUSIP NO. 74158J103                                           PAGE 2 OF 6 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON: Vornado Realty Trust
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         22-1657560
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS:
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland
--------------------------------------------------------------------------------
                  7.       SOLE VOTING POWER
  NUMBER OF                0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY                 7,944,893
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           7,944,893
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         7,944,893
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                     [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO (real estate investment trust)

-------------------                                           ------------------
CUSIP NO. 74158J103                                           PAGE 3 OF 6 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON: Vornado Realty L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         13-3925979
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                  7.       SOLE VOTING POWER
  NUMBER OF                0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY                 7,944,893
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           7,944,893

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,944,893
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN

-------------------                                           ------------------
CUSIP NO. 74158J103                                           PAGE 4 OF 6 PAGES
-------------------                                           ------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON: Vornado PS, L.L.C.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS:
         AF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                  7.       SOLE VOTING POWER
  NUMBER OF                0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY                 7,944,893
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           7,944,893
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,944,893
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                     [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO (limited liability company)

                         AMENDMENT NO. 2 TO SCHEDULE 13D
             RELATING TO THE COMMON SHARES OF BENEFICIAL INTEREST OF
                            PRIME GROUP REALTY TRUST

         Vornado Realty Trust ("Vornado"), Vornado Realty L.P. (the "Operating Partnership") and Vornado PS, L.L.C. ("Vornado PS" and, collectively with Vornado and the Operating Partnership, the "Reporting Persons") hereby amend their Statement on Schedule 13D filed with respect to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). This Amendment No. 2 to Schedule 13D ("Amendment No. 2") should be read in conjunction with the Statement on Schedule 13D of the Reporting Persons filed on November 2, 2001 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D of the Reporting Persons filed on November 20, 2001 (as so amended, the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D.

         Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares.

         Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by replacing the fourth paragraph thereof with the following:

         On November 19, 2001, the Borrower commenced a bankruptcy proceeding in the United States Bankruptcy Court for the District of Delaware. On December
18, 2001, the United States Bankruptcy Court for the District of Delaware granted a motion by Vornado PS to dismiss the Borrower's bankruptcy proceeding, ruling that the proceeding had been filed in bad faith. As a result, the Foreclosure Auction is no longer subject to the automatic stay in bankruptcy. Vornado PS expects to conduct the Foreclosure Auction on or about January 9, 2002.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by amended by adding the following sentence at the end of paragraph (c) thereof:

         No transactions in the Common Shares were effected by Reporting Persons since November 20, 2001, except to the extent that such transactions may be deemed to have occurred as described in Item 4.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: December 19, 2001

                                      VORNADO REALTY TRUST

                                      By:/s/ Joseph Macnow
                                         ----------------------------
                                         Name: Joseph Macnow
                                         Title: Executive Vice President-Finance
                                                and Administration, Chief
                                                Financial Officer

                                          VORNADO REALTY L.P.

                                          By: VORNADO REALTY TRUST,
                                              its general partner

                                          By:/s/ Joseph Macnow
                                             -----------------------------
                                             Name: Joseph Macnow
                                             Title: Executive Vice
                                                    President-Finance and
                                                    Administration, Chief
                                                    Financial Officer

                                          VORNADO PS, L.L.C.

                                          By: VORNADO REALTY L.P.,
                                              its sole member

                                          By: VORNADO REALTY TRUST,
                                              its general partner

                                          By:/s/ Joseph Macnow
                                             -----------------------------
                                             Name: Joseph Macnow
                                             Title: Executive Vice
                                                    President-Finance and
                                                    Administration, Chief
                                                    Financial Officer